Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
E-mail: info@orkla.no
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Service, Tel.: +47 2254 4430

Date: 23 November 2004

ORK - Trade subject to notification – Joachim Malling

Group Chief Executive Joachim Malling, Det Berlingske Officin A/S, have on 22 November 2004 bought 2,000 shares in Orkla at NOK 187.50 and increases his total shareholding to 2,200 shares and 12,000 options.

dlw 12/21

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 23.11.04

ORK - Trade subject to notification – Shares for employees 2004

All employees in Norway, Denmark, Finland, Sweden, Austria, Switzerland, Poland and the USA are offered 40 or 100 Orkla shares at a price of NOK 180, minus a 20% discount. This programme was introduced in 1999. The offer is valid from 15 November to 25 November 2004.

The following primary insiders have bought 100 shares in Orkla at NOK 144.00 on the 22 November 2004:

Group Chief Executive Finn Jebsen, Orkla ASA, increases his total shareholding to 239,676 shares and 225,000 options.
Executive Vice-President Halvor Stenstadvold, Orkla ASA, increases his total shareholding to 12,600 shares and 90,000 options
Executive Vice-President Roar Engeland, Orkla ASA, increases his total shareholding to 13,102 shares and 130,000 options
Executive Vice-President Dag J. Opedal, Orkla ASA, increases his total shareholding to 16,713 shares and 130,000 options.
Senior Vice President Terje Andersen, Orkla ASA, increases his total shareholding to 2,600 shares and 34,000 options.
Portfolio Manager Anders Berggren, Orkla ASA, increases his total shareholding to 4,671 shares and 32,000 options.
Head of Internal Auditing Fridthjof Røer, Orkla ASA, increases his total shareholding to 200 shares and 3,000 options.
Senior Vice President Ole Kristian Lunde, Orkla ASA, increases his total shareholding to 490 shares and 3,000 options.
Portfolio Manager Ola Uhre, Orkla ASA, increases his total shareholding to 5,515 shares and 36,000 options.
Senior Vice President Tor Aamot, Orkla ASA, increases his total shareholding to 6,100 shares and 21,667 options.
Director Geir Aarseth, Orkla ASA, increases his total shareholdning to 4.166 shares and 3,000 options.
Managing Director Håkon Chr. Andersen, Orkla Foods, increases his total shareholding to 9,368 shares and 13,334 options.
Director John Jørgensen, Orkla Brands, increases his total shareholding to 27,160 shares and 16,000 options.
Managing Director Torkild Nordberg, Orkla Brands, increases his total shareholding to 600 shares and 39,167 options.
Managing Director Bente Brevik, Nidar AS, increases her total shareholding to 2,600 shares and 18,000 options.

Group Chief Executive Joachim Malling, Det Berlingske Officin, increases his total shareholding to 200 shares and 12,000 options.

- Managing Director Per A. Sørlie, Borregaard, increases his total shareholding to 5,600 shares and 42,500 options.
- Chairman Egil M. Ullebø, Borregaard, increases his total shareholding to 55,197 shares.
- Board member elected by the employees Kjetil Haanes increases his total shareholding to 150 shares.
- Board observer elected by the employees Gunn Liabø, increases her total shareholding to 748 shares.
- Deputy board member elected by the employees Stein Eliasson increases his total shareholding to 200 shares.
- Deputy board member elected by the employees Marianne Østlie increases her total shareholding to 480 shares.
- Deputy board member elected by the employees Per Arnfinn Solberg increases his total shareholding to 728 shares.